Exhibit 99.1

Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format

Index

Glossary of terms
Condensed Consolidated Interim Financial Statements
Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements
Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

Glossary

Term	Definition
$	Argentine peso
U$S	US dollar
EUR	Euro
GBP	Sterling pound
CAD	Canadian dollar
The Company	Aeropuertos Argentina 2000 S.A.
BCRA	Acronym for Central Bank of Argentine Republic
BNA	Bank of Argentine Nation
BO	Official Gazette
CAAP	Corporación América Airports S.A.
CINIIF	Committee on Interpretations of International Financial Reporting Standards
CNV	National Securities Commission
CPCECABA	Professional Council of Economic Sciences of the Autonomous City of Buenos Aires
FACPCE	Argentine Federation of Professional Councils of Economic Sciences
IASB	Acronym for International Accounting Standards Board
IATA	Acronym for International Air Transport Association
INDEC	Acronym for National Institute of Statistics and Censuses
IPC	Consumer Price Index (General Level)
MULC	Acronym for Free Exchange Market
NIC	International Accounting Standards
NIIF	International Financial Reporting Standards
OACI	International Civil Aviation Organization
ON	Negotiable Obligations
ORSNA	Acronym for Regulatory Body of the National Airport System
PEN	National Executive Power
PFIE	Financial Projection of Income and Expenditures
PIK	Acronym for Payment in Kind
PP&E	Property , Plant & Equipment
RECPAM	Result from Exposure to Changes in the Purchasing Power of the Currency
SNA	National Airport System
TNA	Nominal annual interest rate
TO	Ordered Text

Registration number with the Superintendency of Corporations: 1645890

Honduras 5663 – Autonomous City of Buenos Aires

Principal activity of the Company: Exploitation, administration and operation of airports.

Company Name: Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

For the six- month period of the

Fiscal Year N° 29 commenced January 1, 2026

Date of registration with the Public Registry of Commerce:

Of the By-laws: February 18, 1998

Of the last modification of the By-laws: January 03, 2023

Expiration date of the company: February 17, 2053

Controlling Company:

Corporate Name: Corporación América S.A.U.

Legal Address: Honduras 5673 – Autonomous City of Buenos Aires

Principal activity: Investments and financing

Participation of the Parent Company in common stock and total votes: 45,90%

Capital breakdown (Note 14):

Issued Common Shares of N/V $1 and 1 vote each:

	Subscribed	Paid-in

	$
79,105,489 Class "A" Shares	79,105,489	79,105,489
79,105,489 Class "B" Shares	79,105,489	79,105,489
61,526,492 Class "C" Shares	61,526,492	61,526,492
38,779,829 Class "D" Shares	38,779,829	38,779,829
	258,517,299	258,517,299

1

Consolidated Statement of Comprehensive Income

For the six month period ended at June 30, 2026 and 2025

		Three months at		Six months at
		06.30.2026	06.30.2025	06.30.2026	06.30.2025

	Note	Millions of $
Continuous Operations
Sales income	4	320,396	369,025	741,324	744,036
Construction income		56,954	38,274	90,465	69,023
Cost of service	5.1	(231,997)	(240,779)	(485,952)	(480,727)
Construction costs		(56,841)	(38,168)	(90,224)	(68,799)
Income for gross profit for the period		88,512	128,352	255,613	263,533
Distribution and selling expenses	5.2	(22,278)	(24,735)	(48,486)	(46,903)
Administrative expenses	5.3	(24,988)	(20,156)	(48,319)	(40,190)
Other income and expenses, net	6.1	5,259	6,734	14,772	9,994
Operating profit for the period		46,505	90,195	173,580	186,434
Finance Income	6.2	6,151	17,078	(31,890)	15,092
Finance Costs	6.3	(13,609)	(61,637)	100,264	(51,424)
RECPAM		(5,235)	(3,838)	(11,972)	(7,141)
Result of investments accounted for by the equity method		-	-	-	-
Income before income tax		33,812	41,798	229,982	142,961
Income tax	6.4	4,908	(4,085)	(61,095)	(44,417)
Income for the period for continuous operations		38,720	37,713	168,887	98,544
Net Income for the period		38,720	37,713	168,887	98,544
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		38,720	37,713	168,887	98,544

Income attributable to:
Shareholders		38,647	37,405	168,859	98,312
Non–Controlling Interest		73	308	28	232

Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		149.4981	145.6100	652.0734	380.4788

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

2

Consolidated Statements of Financial Position

At June 30, 2026 and December 31, 2025

		06.30.2026	12.31.2025

	Note	Millions of $
Assets
Non- Current Assets
Investments accounted for by the equity method		1	1
Property, plant and equipment		1,770	1,448
Intangible Assets	7	2,972,363	2,999,655
Rights of use		15,841	5,025
Assets for deferred tax		24	28
Other receivables	9.1	83,020	74,866
Investments	9.3	74,264	65,775
Total Non-Current Assets		3,147,283	3,146,798
Current Assets
Other receivables	9.1	17,922	32,301
Trade receivables, net	9.2	135,254	171,482
Other assets		469	357
Investments	9.3	102,164	103,715
Cash and cash equivalents	9.4	72,886	110,173
Total Current Assets		328,695	418,028
Total Assets		3,475,978	3,564,826
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders
Common shares		259	259
Share Premium		137	137
Capital adjustment		212,375	212,375
Legal , facultative reserve and others		1,585,552	1,337,561
Retained earnings		168,859	245,272
Subtotal		1,967,182	1,795,604
Non-Controlling Interest		718	695
Total Shareholders’ Equity		1,967,900	1,796,299
Liabilities
Non-Current Liabilities
Provisions and other charges	11	3,940	6,257
Financial debts	8	609,235	765,406
Deferred income tax liabilities		559,958	528,002
Lease liabilities		11,000	440
Accounts payable and others	9.5	926	1,246
Total Non- Current Liabilities		1,185,059	1,301,351
Current Liabilities
Provisions and other charges	11	25,904	118,258
Financial debts	8	127,749	142,701
Current income tax liability, net of advances		10,468	977
Lease liabilities		5,262	5,190
Accounts payable and others	9.5	139,233	178,171
Fee payable to the Argentine National Government	10.1	14,403	21,879
Total Current Liabilities		323,019	467,176
Total Liabilities		1,508,078	1,768,527
Total Shareholder’s Equity and Liabilities		3,475,978	3,564,826

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

3

Consolidated Statements of Changes in Equity

At June 30, 2026 and 2025

	Attributable to majority shareholders								Non-	Total
	Common Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Controlling Interest	Shareholders’ Equity

	In millions $
Balance at 01.01.26	259	137	212,375	42,494	1,288,324	6,743	245,272	1,795,604	695	1,796,299
Assembly Resolution of 15 April 2026 – Constitution of reserves (note 15)	-	-	-	-	245,272	-	(245,272)	-	-	-
Distribution of dividends to Non-Controlling Interest	-	-	-	-	-	-	-	-	(5)	(5)
Compensation plan	-	-	-	-	-	2,719	-	2,719	-	2,719
Net Income for the period	-	-	-	-	-	-	168,859	168,859	28	168,887
Balance at 06.30.2026	259	137	212,375	42,494	1,533,596	9,462	168,859	1,967,182	718	1,967,900

Balance at 01.01.25	259	137	212,375	42,494	1,094,887	6,515	449,279	1,805,946	401	1,806,347
Assembly Resolution of 29 April 2025 – Constitution of reserves (note 15)	-	-	-	-	449,279	-	(449,279)	-	-	-
Compensation plan	-	-	-	-	-	163	-	163	-	163
Net Income for the period	-	-	-	-	-	-	98,312	98,312	232	98,544
Balance at 06.30.2025	259	137	212,375	42,494	1,544,166	6,678	98,312	1,904,421	633	1,905,054

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

4

Consolidated Statements of Cash Flow

For the six month periods ended at June 30, 2026 and 2025

		06.30.2026	06.30.2025

	Note	Millions of $
Cash Flows from operating activities
Net income for the period		168,887	98,544
Adjustment for:
Income tax		61,095	44,417
Amortization of intangible assets	7	117,757	109,281
Depreciation of property , plant and equipment	5	349	319
Depreciation right of use	5	3,167	1,854
Bad debts provision	5.2	1,912	4,018
Specific allocation of accrued and unpaid income		14,403	16,641
Compensation plan		2,719	163
Accrued and unpaid financial debts interest costs	8	29,592	34,323
Accrued deferred revenues and additional consideration	11	(14,326)	(13,878)
Accrued and unpaid Exchange differences		(87,756)	17,519
Litigations provision	11	568	1,493
Inflation Adjustment		(10,139)	(13,434)
Changes in operating assets and liabilities:
Changes in trade receivables		9,430	(14,760)
Changes in other receivables		(25,512)	(10,507)
Changes in other assets		(112)	(132)
Changes in accounts payable and others		(13,221)	(16,605)
Changes in provisions and other charges		15,957	4,240
Evolution of the specific allocation of income to be paid to the Argentine National State		(18,704)	(15,960)
Changes in intangible assets	7	(90,465)	(63,616)
Income tax payments		(150)	(252)
Net cash Flow generated by operating activities		165,451	183,668
Cash Flow for investing activities
Acquisition of investments		(184,206)	(37,475)
Collection of investments		156,480	20,671
Fixed assets acquisitions		(670)	(218)
Net Cash Flow (applied to) investing activities		(28,396)	(17,022)
Cash Flow from financing activities
New Financial debts	8	346	145
Payment of leases		(3,430)	(2,174)
Financial debts paid- principal	8	(55,758)	(63,816)
Financial debts paid- interests	8	(29,340)	(45,516)
Payment of dividends		(84,447)	(39,460)
Net Cash Flow (applied to) financing activities		(172,629)	(150,821)
(Decrease) net increase in cash and cash equivalents		(35,574)	15,825
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		110,173	163,777
(Decrease)Net Increase in cash and cash equivalents		(35,574)	15,825
Inflation adjustment generated by cash and cash equivalents		7,593	15,912
Foreign Exchange differences (applied to) cash and cash equivalents		(9,306)	(2,899)
Cash and cash equivalents at the end of the period		72,886	192,615

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2025.

5

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the Agreement of Adequacy of the Concession Contract signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports (ii) the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses (iii) the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In September 2021, based on the detrimental effects that the COVID-19 pandemic had on air traffic, the ORSNA approved the postponement until December 2022 of certain commitments duly assumed.

On July 28, 2023, the ORSNA notified the issuance of Resolution RESFC-2023-56-APN-ORSNA#MTR by which it decided to approve the conditions and conclusions established in the Report prepared by the ECONOMIC and FINANCIAL REGULATION MANAGEMENT referring to the Review of the Financial Projection of Income and Expenses (PFIE) of the Concession of Group “A” of the National Airport System corresponding to the period 2019-2023, which provides that its conclusion will be carried out at the time of verifying the recovery of the international passenger traffic at values similar to 2019.

By virtue of this, the Company made a judicial presentation (Aeropuertos Argentina 2000 SA C/ ORSNA - RES 56/23 S/Proceso de Conocimiento) within the framework of the agreements entered into in File 56,695/2019.

6

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

As resolved by the Resolution RESFC-2023-56-APN-ORSNA#MTR, and within the review process corresponding to the period 2018-2022, the ORSNA issued resolutions RESFC-2023-65-APN-ORSNA#MTR and RESFC-2023-66-APN-ORSNA#MTR. The Company filed an appeal for reconsideration against said resolutions and requested the suspension of their effects. Similarly, a lawsuit was filed in the case AEROPUERTOS ARGENTINA 2000 SA C/ ORSNA - RES 56/23 S/PROCESO DE CONOCIMIENTO, File CAF 032610/2023, based on the agreements entered into and approved in File 56,695/2019.

On November 27, 2023, ORSNA and the Company signed a Minute by which they agreed: (i) to suspend the ongoing procedural deadlines until June 30, 2024, (ii) that the Company must contract at its own expense. a passenger traffic consulting study; (iii) postpone until May 30, 2024 the ordinary annual review of the Financial Projection of Income and Expenses of the Concession, corresponding to all periods until December 31, 2023.

Due to the change in management of the National Government, and in order to comply with what was opportunely agreed, on August 9, 2024, ORSNA and the Company signed a new Meeting Minutes by which the ordinary annual review of the Financial Projection of Income and Expenditures of the Concession, corresponding to all periods until December 31, 2023, was postponed until October 30, 2024. It was also agreed to postpone until November 30, 2024 the deadline for the Regulatory Body to adopt the definitive measures that, being within its competence, allow the restoration of the financial economic equation of the Concession and to suspend until December 31, 2024 the procedural deadlines in the aforementioned judicial case. Joint submissions were made with ORSNA (National Regulatory Body for Environmental Services) for the successive suspension of procedural deadlines, which were subsequently granted by the Court. On April 14, 2026, a new request for a 20-business-day suspension was submitted, which was granted by the court, expiring on May 12, 2026. Subsequently, other judicial suspensions occurred, and on July 8, 2026, a new suspension of deadlines was requested jointly with ORSNA, pending the court's decision.

On December 9, 2024, the ORNSA notified the issuance of Resolution RESFC-2024-36-APN-ORSNA#MTR approving the Revisions of the Financial Projection of Income and Expenses corresponding to the periods 2021, 2022 and 2023. The Company requested the review of some aspects thereof.

To date, the Company has fulfilled the commitments assumed.

Furthermore, under the terms of the concession contract, the National State has the right to rescue the Concession as of February 13, 2018. In the event that the National State decides to rescue the Concession, it must pay the Company compensation.

7

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Net Shareholders ‘equity at closing	Income for the year	Book entry value at 06.30.2026
			Millions of $
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	2,173	513	2,158
Cargo & Logistics S.A. (2)	1,614,687	98.63%	-	-	-
Paoletti América S.A. (2)	6,000	50.00%	1	-	1
Texelrío S.A.	84,000	70.00%	2,343	56	1,640
Villalonga Furlong S.A (2) (3)	56,852	1.46%	3	-	-

(1)	Companies based in Argentina..

(2)	Not consolidated due to low significance.

(3)	The Company directly and indirectly owns 98.53% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Company accounting policies.

The Company holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

Cargo & Logistics S.A. owns 98.42% of the shares of Villalonga Furlong S.A. and the class "B" shares of Empresa de Cargas Aereas del Atlántico Sud S.A. (they represent 45% of its share capital), which is in liquidation. The remaining 55% of the shares (class "A") of Empresa de Cargas Aereas del Atlántico Sud S.A. is owned by the National State – Ministry of Defense. Air Cargo Company of Atlántico Sud S.A. that is in liquidation as of the date of presentation of these financial statements, being dissolved by application of the provisions of article 94, paragraph 2 of law 19,550.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, the Company is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting.

In addition, the Company owns 70% of the capital and votes of Texelrío S.A. whose corporate purpose is, among others, to develop, operate and manage all kinds of services related to maintenance of parks and airports.

8

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

These Condensed Consolidated Interim Financial Statements of the Company are presented in millions of Argentine pesos, except for share data or when otherwise indicated. All amounts are rounded to millions of Argentine pesos unless otherwise indicated. As such, non-significant rounding differences may occur. A dash (“-”) indicates that no data was reported for a specific line item in the relevant financial year or period or when the relevant information figure, after rounding, amounts to zero. The Company’s Board of Directors approved them for issuance on August 5, 2026.

The CNV, through article 1 of Chapter III of Title IV of the CNV Standards (N.T. 2013 and mod.), has established the application of Technical Resolution No. 26 of the FACPCE (and its modifications), which adopt the standards of IFRS accounting (or IFRS for its acronym in English), issued by the IASB, for entities included in the public offering regime, either for their capital or for their negotiable obligations, or that have requested authorization to be included in the aforementioned regime.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Condensed Consolidated Interim Financial Statements of the Company for the six-month period ended June 30, 2026 are presented based on the application of the guidelines established in IASB No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2025 prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of the Company as of June 30, 2025 and from the Consolidated Financial Statements as of December 31, 2025 approved by the Company’s Board and Shareholders and restated at the closing currency at June 30, 2026, based on the application of IASB 29 (see Note 3.25 of the Condensed Consolidated Financial Statements at December 31, 2025).

2) Controlled

An investor controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

9

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the NAS under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (the Agreement Record, IATA, OACI, etc.).

Revenues of the Company comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the PFIE of The Company in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2025.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2026.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Condensed Consolidated Interim Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2025.

10

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments. and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

11

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Functional and presentation currency (contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the FACPCE based on the price indexes published by the INDEC or an estimate thereof when, at the time of preparing the information, these were not available. As of June 30, 2026, the price index rose to 11,839.5416, with inflation for the six-month period of 16.98% and year-on-year inflation of 33.46%.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Consolidated Condensed Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

12

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of June 30, 2026. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of RECPAM in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of June 30, 2026, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items, which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of June 30, 2026, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account.

-	The other result reserves were not restated in the initial application.

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

13

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Exchange rates used are the following: buying currency rate for monetary assets and selling currency rate for monetary liabilities, applicable at year-end according to BNA and at the foreign currency exchange banknote rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the six-month period ended at June 30, 2026 was a loss of $61,095 million.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $106,299 million, because as of June 30, 2026, the variation of the CPI for the period of 36 months at the end of fiscal year 2026 will exceed 100%.

NOTE 4 - SALES INCOME

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Air station use rate	159,979	177,701	396,650	385,468
Landing fee	15,012	15,896	34,553	31,888
Parking fee	4,875	4,915	11,313	10,865
Total aeronautical income	179,866	198,512	442,516	428,221
Total non-aeronautical income	140,530	170,513	298,808	315,815
Total	320,396	369,025	741,324	744,036

As of June 30, 2026 and 2025, "over the time" income from contracts with customers for the six-month periods was $617,939 million and $625,978 million, respectively.

14

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

5.1. Sales Cost

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Specific allocation of income	47,034	54,269	108,899	109,586
Airport services and maintenance	48,441	53,656	100,628	105,932
Amortization of intangible assets	57,826	54,585	114,662	106,250
Depreciation of property, plant and equipment	173	154	337	309
Salaries and social charges	57,517	56,004	120,606	116,731
Fee	1,974	2,150	3,033	5,137
Utilities and fees	7,554	6,893	15,440	14,963
Taxes	2,214	2,255	4,456	4,294
Office expenses	5,648	6,274	10,726	12,010
Insurance	40	21	82	55
Depreciation rights of use	1,827	937	3,167	1,854
Others	1,749	3,581	3,916	3,606
Total	231,997	240,779	485,952	480,727

5.2. Distribution and marketing expenses

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Airport services and maintenance	211	490	368	490
Amortization of intangible assets	242	119	497	266
Salaries and social charges	1,573	1,182	3,775	2,420
Fees	356	226	818	464
Utilities and fees	22	8	32	16
Taxes	15,587	18,372	36,022	36,443
Office expenses	154	114	305	287
Insurance	-	-	3	-
Advertising	3,082	1,905	4,754	2,499
Provision for bad debts	1,051	2,319	1,912	4,018
Total	22,278	24,735	48,486	46,903

15

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 5 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES (Contd.)

5.3. Administrative  Expenses

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Airport services and maintenance	516	679	820	1,045
Amortization of intangible assets	1,278	1,361	2,598	2,765
Depreciation of PP&E	7	7	12	10
Salaries and social charges	16,358	9,924	30,353	20,822
Fees	1,301	1,608	2,605	2,809
Utilities and fees	48	67	136	73
Taxes	2,145	2,352	4,649	4,991
Office expenses	2,021	3,153	4,555	5,585
Insurance	866	758	1,701	1,627
Fees to the Board of Directors and the Supervisory Committee	298	245	564	460
Others	150	2	326	3
Total	24,988	20,156	48,319	40,190

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT

6.1 Other net incomes and expenses

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Trust for Strengthening	7,839	9,044	18,150	18,264
Other	(2,580)	(2,310)	(3,378)	(8,270)
Total	5,259	6,734	14,772	9,994

6.2. Financial Income

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Interest	10,477	7,985	15,124	16,437
Foreign Exchange differences	(4,326)	9,093	(47,014)	(1,345)
Total	6,151	17,078	(31,890)	15,092

16

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 6 - OTHER ITEMS OF THE COMPREHENSIVE INCOME STATEMENT (Contd.)

6.3 Financial Costs

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Interest	(17,088)	(17,444)	(33,056)	(36,270)
Foreign Exchange differences	3,479	(44,193)	133,320	(15,154)
Total	(13,609)	(61,637)	100,264	(51,424)

6.4 Income Tax

	Three months at		Six months at
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
	Millions of $
Current	7,434	(403)	(29,139)	(398)
Deferred	(2,526)	(3,682)	(31,956)	(44,019)
Total	4,908	(4,085)	(61,095)	(44,417)

NOTE 7 – INTANGIBLE ASSETS

		06.30.2026	06.30.2025
	Note	Millions of $
Original values:
Initial Balance		5,247,828	5,047,221
Acquisitions of the period		90,465	69,023
Declines of the period		-	(9,130)
Balance at June 30		5,338,293	5,107,114

Accumulated Amortization:
Initial Balance		(2,248,173)	(2,033,457)
Amortizations of the period	5	(117,757)	(109,281)
Declines of the period		-	3,723
Balance at June 30		(2,365,930)	(2,139,015)
Net balance at June 30		2,972,363	2,968,099

17

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS

8.1 Changes in financial debt

	06.30.2026	06.30.2025
	Millions of $
Initial Balance	908,107	988,833
New financial debts	346	145
Financial debts paid	(85,098)	(109,332)
Accrued interest	29,592	34,323
Foreign Exchange differences	(116,092)	10,278
Inflation adjustment	129	222
Total Net Balance at June 30	736,984	924,469

8.2 Breakdown of financial debt

	06.30.2026	12.31.2025
	Millions of $
Non-current Financial Debts
Negotiable Obligations	609,689	766,026
Cost of issuance of NO	(454)	(620)
	609,235	765,406
Current Financial Debts
Negotiable Obligations	127,970	143,051
Cost of issuance of NO	(221)	(350)
	127,749	142,701
	736,984	908,107

As of June 30, 2026 and December 31, 2025, the fair value of the financial debt amounts to $777,902 million and $887,078 million, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosure on financial debt management required in the annual financial statements, so they must be read together with the audited Consolidated Financial Statements as of December 31, 2025.

18

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 8 - FINANCIAL DEBTS (Contd.)

8.3 Negotiable Obligations

Class	Start		Maturity	Interest		Currency		Initial Capital	Capital in U$S at 06.30.2026	Capital in U$S at 12.31.2025
Guaranteed with Maturity in 2027 (1)(2)	02.2017		02.2027	6.875%		U$S		400.0	3.8	6.3
Class I Series 2020 (1)(2)(3)	04.2020		02.2027	6.875	% (5)	U$S		306.0	13.5	22.6
Class I Series 2021 - Additional (1) (2) (3)	10.2021		08.2031	8.500%		U$S		272.9	268.8	272.9
Class IV (2) (3)	11.2021		11.2028	9.500%		U$S		62.0	45.5	51.0
Class V (3)	02.2022		02.2032	5.500%		U$S	(6)	138.0	138.0	138.0
Class IX (3)	08.2022	(4)	08.2026	0.000%		U$S	(6)	32.7	7.6	22.9
Class XI (3)	12.2024		12.2026	5.500%		U$S	(7)	28.8	28.8	28.8

(1) These NOs are guaranteed in the first degree with the international and regional airport use rates and the rights to compensation of the concession, and in the second degree, with the income assigned from the cargo terminal.

(2) Corresponds to NOs issued under US legislation, from the state of New York.

(3) Issued under the Global Program for the issuance of Negotiable Obligations approved by the NSC on 04.12.2020.

(4) On 07/2023, an additional amount was issued for US$2.7 million, with the same conditions as the original issue.

(5) During the PIK Period (until 05.01.2021) the interest rate was 9.375% per year, period in which the amount of interest was capitalized quarterly. After said period, the interest rate of the NOs is applied.

(6) The reference NOs are denominated in United States Dollars but payable in Argentine Pesos at the BCRA Communication Reference "A" 3500 exchange rate.

(7) The reference ONs are nominated and payable in US dollars.

The main covenants of the international NOs require compliance with certain financial ratios, as well as the restriction of incurring additional debt and limitations on the payment of dividends if any breach has occurred. As of June 30, 2026, the Company complies with financial covenants.

As of June 30, 2026, the Company holds Class IX Bonds in its portfolio totaling U$S9.8 million.

As of the date of these financial statements, the Company has applied all of the funds corresponding to the Class XI Bond and is in the process of providing proof of their use.

19

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

9.1 Other receivables

9.1.1 Other non-current receivables

		06.30.2026	12.31.2025
	Note	Millions of $
Trust for Strengthening	10.1	82,596	73,531
Others		424	1,335
Total		83,020	74,866

9.1.2 Other current receivables

		06.30.2026	12.31.2025
	Note	Millions of $
Expenses to be recovered		3,915	6,279
Related parties	10.1	1,289	1,565
Tax credits		10,800	19,679
Prepaid Insurance		1,890	4,766
Others		28	12
Total		17,922	32,301

9.2 Trade receivables

		06.30.2026	12.31.2025
	Note	Millions of $
Trade receivables		149,501	187,493
Related parties	10.1	1,646	1,965
Checks-postdated checks		2,623	4,287
Subtotal sales credits		153,770	193,745
Provision for bad debts		(18,516)	(22,263)
Total		135,254	171,482

9.2.1 Changes in Bad Debt Provisions

		06.30.2026	06.30.2025
	Note	Millions of $
Initial balance		22,263	14,555
Increases of the period	5.2	1,912	4,018
Foreign exchange difference		(2,397)	1,388
Applications of the period		(121)	(1,026)
Inflation adjustment		(3,141)	(2,131)
Bad Debts provisions at June 30		18,516	16,804

20

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 9 - COMPOSITION OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

9.3 Investments

9.3.1 Non-current investments

		06.30.2026	12.31.2025
	Note	Millions of $
Negotiable obligations		61,846	62,858
Negotiable obligations of related companies	10.1	-	2,917
Other financial assets		12,418	-
Total		74,264	65,775

9.3.2 Current investments

		06.30.2026	12.31.2025
	Note	Millions of $
Negotiable bonds		87,205	83,413
Negotiable bonds of related companies	10.1	2,541	-
Other financial assets		12,418	20,302
Total		102,164	103,715

9.4 Cash and cash equivalents

		06.30.2026	12.31.2025
	Note	Millions of $
Cash and funds in custody		175	208
Banks	13	9,596	20,440
Checks not yet deposited		823	715
Term deposits and others		62,292	88,810
Total		72,886	110,173

9.5 Commercial accounts payable and other

9.5.1 Commercial Accounts payable and other non-current

	06.30.2026	12.31.2025
	Millions of $
Suppliers	926	1,246
Total	926	1,246

9.5.2 Commercial accounts payable and other current

		06.30.2026	12.31.2025
	Note	Millions of $
Suppliers		63,196	86,018
Foreign suppliers		6,988	10,272
Debts with Related Parties	10.1	10,899	9,512
Salaries and social security liabilities		43,502	63,004
Other fiscal debts		14,648	9,365
Total		139,233	178,171

21

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

10.1 Balances with other related parties

Balances with other related companies at June 30, 2026 and December 31, 2025 are as follows:

	06.30.2026	12.31.2025
Other receivables	Millions of $
Other related companies	1,289	1,565
Total	1,289	1,565

	06.30.2026	12.31.2025
Trade receivables	Millions of $
Other related companies	1,646	1,965
Total	1,646	1,965

	06.30.2026	12.31.2025
Investments	Millions of $
Other related companies - non current	-	2,917
Other related companies - current	2,541	-
Total	2,541	2,917

	06.30.2026	12.31.2025
Accounts payable and other	Millions of $
Other related companies	10,899	9,512
Total	10,899	9,512

	06.30.2026	12.31.2025
Provisions and other charges	Millions of $
Corporación América S.A.U. – Dividends to be paid	5	18,568
Corporación América Sudamericana S.A. – Dividends to be paid	-	75,951
Other related companies	-	151
Total	5	94,670

22

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.1 Balances with other related parties (Contd.)

The balances with the Argentine National State as of June 30, 2026, and December 31, 2025, are as follows:

		06.30.2026	12.31.2025
	Note	Millions of $
Debt - Specific Allocation of Income		14,403	21,879
Credit - Strengthening Trust (1)		82,596	73,531

(1) To fund the investment commitments of the Company.

10.2 Operations with related parties

Transactions with related parties during the six-month periods ended June 30, 2026 and 2025 are as follows:

With Proden S.A. for office rental and maintenance, the Company has allocated $3,483 million and $3,076 million, respectively.

The Company has allocated to the cost $5,517 million and $5,651 million, respectively, with Grass Master S.A.U. for airport maintenance.

With Tratamientos Integrales América S.A.U for airport maintenance, the Company has allocated $2,025 million and $2,206 million to the cost, respectively.

The Company has allocated to the cost $1,375 million and $1,485 million, respectively, with Servicios Integrales América S.A. by out sourcing of systems and technology.

With Compañía de Infraestructura y Construcción S.A. for maintenance at airports, the Company has allocated $9,172 million and $4,409 million, respectively.

With Servicios Aereos Sudamericanos S.A. for aeronautical services, the Company has allocated $1,320 million and $786 million to the cost, respectively.

The Company has recorded commercial income of $1,367 million and $1,253 million with Duty Paid S.A., respectively.

Furthermore, short-term compensation to key management was $6,105 million and $1,825 million for the six-month periods ended at June 30, 2026 and 2025, respectively.

23

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 10 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

10.2 Operations with related parties (Contd.)

Corporación America S.A.U is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A.U is controlled by Cedicor S.A., owner of 100% of its capital stock. Cedicor is, in turn, the direct holder of 9.35% of the shares with voting rights of the Company. Cedicor S.A., is 100% controlled by American International Airports LLC, which is in turn 100% controlled by Corporación América Airports S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

24

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 11 – PROVISIONS AND OTHER CHARGES

		At 01.01.26	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.2026	Total Non Current	Total Current
	Note	Millions of $							Millions of $
Litigations		5,417	568	(1,155)	(693)	2	(438)	3,701	-	3,701
Deferred Income		10,861	15,489	-	(331)	(11,684)	33	14,368	1,087	13,281
Guarantees Received		5,129	744	(806)	(699)	-	145	4,513	-	4,513
Upfront fees from concessionaires		6,175	1,720	-	-	(2,642)	-	5,253	2,112	3,141
Dividends to be paid	10	94,519	5	(84,447)	(8,445)	-	(1,627)	5	-	5
Related companies	10	151	-	(133)	(18)	-	-	-	-	-
Others		2,263	202	(130)	(375)	21	23	2,004	741	1,263
Total		124,515	18,728	(86,671)	(10,561)	(14,303)	(1,864)	29,844	3,940	25,904

	At 01.01.25	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At 06.30.2025	Total Non Current	Total Current
	Millions of $							Millions of $
Litigations	5,282	1,493	(941)	(705)	35	448	5,612	1,197	4,415
Deferred Income	21,074	3,618	-	(996)	(11,744)	1,376	13,328	3,040	10,288
Guarantees Received	3,268	(61)	631	(526)	-	923	4,235	-	4,235
Upfront fees from concessionaires	8,018	1,092	-	-	(2,134)	-	6,976	3,470	3,506
Dividends to be paid	39,941	-	(39,460)	(1,978)	-	1,497	-	-	-
Related companies	-	175	-	(3)	-	-	172	-	172
Others	3,665	291	(149)	(488)	(448)	490	3,361	1,644	1,717
Total	81,248	6,608	(39,919)	(4,696)	(14,291)	4,734	33,684	9,351	24,333

25

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 12 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 06.30.2026		Foreign exchange rates	Amount in local currency at 06.30.2026	Amount in local currency at 12.31.2025
Assets
Current Assets
Cash and cash equivalents	U$S	19	1,473	28,103	62,825
Net trade receivables	U$S	70	1,473	102,645	121,705
Investments	U$S	61	1,473	89,746	103,715
Other receivables	U$S	1	1,473	1,821	-
Total current assets				222,315	288,245

Non-Current Assets
Other receivables	U$S	0	1,473	261	-
Investments	U$S	42	1,473	61,846	65,774
Total Non-Current Assets				62,107	65,774
Total assets				284,422	354,019

Liabilities
Current Liabilities
Provisions and other charges	U$S	6	1,482	8,265	104,412
Financial debts	U$S	86	1,482	127,970	143,051
Lease liabilities	U$S	4	1,482	5,262	5,181
Commercial accounts payable and others	U$S	24	1,482	35,304	48,958
	EUR	1	1,695.26	2,044	4,498
	GBP	0	1,968.39	-	11
	CAD	0	1,044.63	151	55
Total current liabilities				178,996	306,166

Non-Current Liabilities
Provisions and other charges	U$S	0	1,482	742	1,652
Financial debts	U$S	411	1,482	609,689	766,024
Lease liabilities	U$S	7	1,482	11,000	440
Commercial accounts payable and others	U$S	1	1,482	926	1,245
Total non-current liabilities				622,357	769,361
Total liabilities				801,353	1,075,527
Net liability position				516,931	721,508

26

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 13 – OTHER RESTRICTED ASSETS

In addition to what is set forth in notes 1 and 6, within current assets as of June 30, 2026 and December 31, 2025, under the heading of Cash and cash equivalents, balances are maintained in bank accounts specifically allocated for the settlement of negotiable obligations Series 2021 and Class IV for $7,685 million and $8,381 million, respectively.

NOTE 14 - CAPITAL STOCK

At June 30, 2026 capital stock is as follows:

Par Value
$
Paid-in and subscribed	258,517,299
Registered with the Public Registry of Commerce	258,517,299

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and entitled to one vote per share.

NOTE 15 - RESOLUTION OF THE ORDINARY GENERAL MEETINGS, SPECIAL MEETINGS OF CLASS A, B, C AND D AND SPECIAL MEETINGS OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. (presented in $ in currency as of the date of the meetings)

At the ordinary and special general meeting of classes A, B, C, and D held on April 29, 2025, it was resolved:

(i)	to restate the positive result for the fiscal year, which as of December 31, 2024 was $ 291,967,185,851, to the general CPI index accumulated through March, resulting in an adjusted result of $361,986,187,842;

(ii)	that the restated result be used to establish an optional reserve for the execution of future works plans and for the payment of future dividends, if applicable.

At the Ordinary and Special General Meeting of Classes A, B, C, and D held on April 15, 2026, the following resolutions were adopted:

(i)	to restate the positive result for the fiscal year ending December 31, 2025 of $ 209,678,089,103, which amounted to $229,476,503,399, based on the accumulated General Consumer Price Index through March;

(ii)	that the restated result be allocated to the creation of an optional reserve for the execution of future construction projects and, if applicable, for the payment of future dividends.

27

Notes to the Condensed Consolidated Interim Financial Statements

At June 30, 2026 presented in comparative format (Contd.)

NOTE 16 – EARNINGS PER SHARE

Relevant information for the calculation per share:

	06.30.2026	06.30.2025
Income for the period (in millions of $)	168,887	98,544
Amount of ordinary shares (millions)	259	259
Earnings per shares ($ per share)	652.0734	380.4788

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company's activity is exposed to various financial risks: market risk (including exchange rate risk, interest rate fair value risk and price risk), credit risk and liquidity risk.

These Separate Condensed Interim Financial Statements must be read in light of the economic context in which the Company operates, which was disclosed in the annual Separate Financial Statements in note 22. Inflation for the first six months of 2026 and the year-over-year inflation rate are shown in Note 3. The quarterly devaluation was 7.2%.

As of the date of these financial statements, there were no significant changes in exposure to market risk, foreign exchange risk, interest rate risk, credit risk, or liquidity risk compared to what was reported in the annual financial statements closed as of December 31, 2025.

NOTA 18 - EVENTS SUBSEQUENT TO THE END OF THE PERIOD

No events and/or transactions have occurred since the end of the period that could significantly affect the Company's financial and equity situation.

28

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

Presentation base

The information contained in this Summary Report has been prepared in accordance with article 4 of Chapter III of Title IV of the NSC Regulations (N.T. 2013 and mod.) and must be read together with the Condensed Consolidated Interim Financial Statements as of June 30, 2026 presented in a comparative manner, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of this informative review are expressed in constant currency at June 30, 2026, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Condensed Consolidated Interim Financial Statements at June 30, 2026.

1. General considerations

International Financial Reporting Standards (IFRS)

Through article No. 1 of chapter III of title IV of the NSC Standards (NT 2013 and mod.), the application of Technical Resolution No. 29 of the FACPCE (and modifications) has been established, which adopts the IFRS issued by the IASB, its modifications and the adoption circulars established by the FACPCE, for entities issuing shares and/or negotiable obligations.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), because they are holiday periods.

During the year 2025, projects and works have been carried out at the different concessioned airports.

Ezeiza International Airport

The following works are currently underway:

-Beacon ring and main electrical substation; and

-New osmosis plant.

Jorge Newbery Airport

The following works are currently underway:

- Remodeling of the Inspection and Search Point; and

-Domestic Pre-Boarding Extension

29

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

1. . General considerations (Contd.)

San Rafael Airport

The following works are underway:

-New Passenger Terminal.

Iguazú Airport

The works have been completed:

-Tip-off points; Aircraft sanitary effluent treatment; and

-Sewage Treatment Plant.

Resistencia Airport

The following works are underway:

-Comprehensive remodeling of the passenger terminal.

Formosa Airport

Construction work on the new passenger terminal is underway.

Salta Airport

The renovation and expansion of the passenger terminal is underway.

Rio Grande Airport

The works have been completed:

- Rehabilitation of the runway, taxiway, and apron; and

- Installation of a new lighting system

30

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at June 30, 2026, 2025 and 2024 is presented.

	06.30.26	06.30.25	06.30.24
	Millions of $
Current Asset	328,695	428,355	376,711
Non-current Assets	3,147,283	3,106,204	3,159,161
Total Assets	3,475,978	3,534,559	3,535,872

Current liabilities	323,019	294,800	286,952
Non- Current Liabilities	1,185,059	1,334,706	1,348,461
Total Liabilities	1,508,078	1,629,506	1,635,413

Net equity attributable to majority shareholders	1,967,182	1,904,419	1,900,269
Non-controlling interest	718	634	190
Net Equity	1,967,900	1,905,053	1,900,459
Total Assets and Equity	3,475,978	3,534,559	3,535,872

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the six -month periods ended at June 30, 2026, 2025 and 2024.

	06.30.26	06.30.25	06.30.24
	Millions of $
Operating period result	173,580	186,434	234,007
Financial income and expenses	68,374	(36,332)	484,832
RECPAM	(11,972)	(7,141)	(35,975)
Result from investment in related parties	-	-	(1)
Result before tax	229,982	142,961	682,863
Income tax	(61,095)	(44,417)	(279,171)
Result for the period	168,887	98,544	403,692
Other comprehensive income	-	-	-
Comprehensive income for the period	168,887	98,544	403,692

31

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

4. Cash flow structure

	06.30.26	06.30.25	06.30.24
	Millions of $
Cash Flow generated by operating activities	165,451	183,668	70,499
Cash Flow (used in) / generated by investing activities	(28,396)	(17,022)	(14,656)
Cash Flow used in financing activities	(172,629)	(150,821)	(109,805)
Net Cash Flow generated/ used in the period	(35,574)	15,825	(53,962)

5. Analysis of operations for the six-month periods ended at June 30, 2026 and 2025

5.1 Results of operations

Income

The following table shows the composition of consolidated revenues for the six-month periods ended at June 30, 2026 and 2025:

	06.30.2026%		06.30.2025%
Revenues	Millions of $	Revenues	Millions of $	Revenues
Aeronautical revenue	442,516	59.69%	428,221	57.55%
Commercial revenue	298,808	40.31%	315,815	42.45%
Total	741,324	100.00%	744,036	100.00%

The following table shows the composition of the aeronautical revenues for the six-month periods ended at June 30,2026 and 2025:

	06.30.2026%		06.30.2025%
Aeronautical revenues	Millions of $	Revenues	Millions of $	Revenues
Landing fee	34,553	7.81%	31,888	7.45%
Parking fee	11,313	2.56%	10,865	2.54%
Air station use rate	396,650	89.64%	385,468	90.02%
Total	442,516	100.00%	428,221	100.00%

32

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

5. Analysis of operations for the six-month periods ended at June 30, 2026 and 2025 (Contd.)

5.1 Results of operations (Contd.)

Costs

The cost of sales had the following variation:

Millions of $
Costs of sales for the period ended at 06.30.2026	485,952
Costs of sales for the period ended at 06.30.2025	480,727
Variation	5,225

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Millions of $
Distribution and commercial expenses for the period ended at 06.30.2026	48,486
Distribution and commercial expenses for the period ended at 06.30.2025	46,903
Variation	1,583

Administrative Expenses

The administrative expenses had the following variation:

Millions of $
Administrative expenses for the period ended at 06.30.2026	48,319
Administrative expenses for the period ended at 06.30.2025	40,190
Variation	8,129

Income and financial costs

Net financial income and costs totaled a loss of $68,374 million during the six-month period ended at June 30, 2026 with respect to $36,336 million loss during the same period of the previous year.

The variation is mainly due to the result arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expenses item recorded a gain of $14,772 million during the six-month period ended June 30, 2026 compared to a gain of $9,994 million in the same period of the previous year.

33

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

5. Analysis of operations for the six-month periods ended at June 30, 2026 and 2025 (Contd.)

5.2 Liquidity and Capital Resources

Capitalization

The total capitalization of the Group as of June 30, 2026 amounted to $2,704,884 million, composed of $736,984 million of financial debt and equity of $1,967,900 million, while the total capitalization of the Group as of June 30, 2026 amounted to $2,829,523 million, composed of $924,469 million of financial debt and equity of $1,905,054 million.

Debt as a percentage of total capitalization amounted to approximately 27.25% and 32.67% as of June 30, 2026 and 2025, respectively.

Financing

See in detail Note 8 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the six-month periods ended at June 30, 2026, 2025 and 2024:

	06.30.26	06.30.25	06.30.24
Liquidity (1)	1.072	1.524	1.453
Solvency (1)	1.322	1.184	1.190
Immobilization of capital	0.905	0.879	0.893
Cost effectiveness	0.090	0.053	0.238

(1) Current liabilities and non-current liabilities do not include deferred profits or additional consideration for concessionaries.

34

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

7. Statistical data

Passengers

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the six-month periods ended at June 30, 2026, 2025 and 2024:

	06.30.26	06.30.25	06.30.24
Airport	Thousands of passengers
Aeroparque	8,407	8,725	7,010
Ezeiza	6,269	5,781	5,479
Córdoba	1,719	1,532	1,393
Mendoza	1,192	1,267	1,086
Bariloche	980	1,111	994
Iguazú	787	881	675
Salta	709	690	614
Tucumán	462	397	347
C. Rivadavia	253	280	250
Jujuy	214	238	267
Total	20,992	20,902	18,115
Overall total	22,026	22,039	19,252
Variation	-0.1%	14.5%	-2.9%

35

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

7. Statistical data (Contd.)

Movement of aircraft

Amount of movement of aircraft for the six-month periods ended at June 30, 2026, 2025 and 2024 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	06.30.26	06.30.25	06.30.24
Aeroparque	65,708	69,956	58,316
Ezeiza	40,755	36,853	36,595
San Fernando	28,147	27,019	25,874
Córdoba	14,530	13,430	12,886
Mendoza	10,021	11,042	10,050
Salta	8,793	8,463	8,175
Bariloche	7,239	8,464	7,427
Iguazú	5,675	6,434	5,160
Tucumán	4,000	3,904	3,289
Mar del Plata	3,313	3,578	4,245
Total	188,181	189,143	172,017
Overall Total	220,050	223,887	206,909
Variation	-1.7%	8.2%	-3.7%

36

Summary Report required by article 4 of Chapter III of Title IV of the

Rules of the National Securities Commission (N.T. 2013 and mod.)

At June 30, 2026 presented in comparative form

Outlook for 2026

Following a record first quarter for operations, the second quarter showed mixed performance. The international segment performed well, growing 4% compared to the same quarter of 2025, a period that had itself recorded a 17% increase compared to 2024. In contrast, the domestic segment saw an intensification of the trend observed during the first quarter, registering an 11% decline, mainly explained by capacity reductions from a local low-cost airline, lower activity from another domestic airline due to scheduled fleet maintenance, and reduced capacity from the main operator as a result of higher fuel costs. Overall, passenger traffic for the quarter declined 6% compared to 2025.

For the third quarter and the remainder of 2026, more moderate year-over-year growth is expected in the international segment, against a backdrop of tougher comparison bases, given that every quarter of 2025 set new records in this segment. Additionally, activity will be partially affected by planned works at the Ezeiza runway crossing, which will extend over 18 days between October and November. These works will limit the operational length of the runway and, consequently, there will be restrictions on certain operations with larger aircraft due to maximum takeoff weight limitations. In the domestic segment, the third quarter is expected to maintain a dynamic similar to that observed in the second quarter, with a slight improvement toward the final months of the year.

Regarding commercial revenue lines, Cargo revenue was affected by a demanding comparison base, since in the second quarter of last year the lower number business days in certain months extended warehouse dwell times, generating a positive effect on revenue. This quarter, that effect did not repeat, and additionally, improvements in third-party processes reduced dwell times, resulting in a corresponding decrease in revenue. There was also a slight decrease in cargo volume handled in import activity. In other commercial revenue lines, performance was mixed: aircraft and airline services showed solid growth, while Advertising showed a notable improvement, driven by new contracts and renegotiations of existing agreements. Parking revenue, meanwhile, was affected by lower passenger traffic and greater adoption of digital apps, while Duty Free registered a slight decline associated with lower capture rates and a lower average ticket per passenger.

On the other hand, the Company's operating costs continued to be impacted by the macroeconomic environment, mainly in the cost structure denominated in local currency. In response to this scenario, control and efficiency measures were implemented that partially contained the cost increase and moderated its impact on margins. The Company continues to monitor the evolution of these variables with the aim of preserving operating profitability.

Finally, within the framework of the investment plan, the Company continues to make steady progress in line with the execution schedule of the contractual commitment. In particular, progress continues on the portion of the Capex program planned for 2026, corresponding to Phase II of the commitment. Additionally, progress was made on works carried out through the National Airport System Strengthening Trust Fund.

37

“Free translation from the original in Spanish for publication in Argentina”

Review Report on Condensed Consolidated Interim Financial Statements

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

CUIT N° 30-69617058-0

Report on condensed consolidated interim financial statements

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") and its subsidiaries (collectively "the Group") comprising the consolidated statement of financial position as of June 30, 2026, the consolidated statements of comprehensive income for the six and three months ended June 30, 2026, changes in equity and cash flows for the six-month period ended June 30, 2026 and selected explanatory notes.

Responsibilities of the Board of Directors

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', adopted as a review standard in Argentina by FACPCE Technical Resolution No. 33 as approved by the Standards Council International Audit and Assurance Organizations (IAASB). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG
www.pwc.com.ar	Ciudad Autónoma de Buenos Aires, Argentina, T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements is not prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current provisions

In compliance with current provisions, we inform, with respect to Aeropuertos Argentina 2000 S.A., that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending to be transcribed in the Inventory and Balance Sheets;

b)	the separate condensed interim financial statements of Aeropuertos Argentina 2000 S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations;

c)	we have read the informative briefing, on which, as far as it is within our competence, we have no observations to make;

d)	as of June 30, 2026, the debt accrued in favor of the Argentine Integrated Pension System of Aeropuertos Argentina 2000 S.A. arising from the Company's accounting records amounted to $7,393,281,021, which was not payable on that date.

Autonomous City of Buenos Aires, August 5, 2026.

PRICE WATERHOUSE & CO. S.R.L.

by (Partner)
Juan Manuel Gallego Tinto

2

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the Article 294 Subsection 5º of Act No. 19,550 and the Article 63 Subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the third paragraph regarding the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. (the “Company”) and its subsidiaries, which comprise the consolidated statement of financial position as of June 30, 2026, the consolidated statements of comprehensive income for the periods of six and three months ended June 30, 2026, changes in equity and cash flows for six-month period ended June 30, 2026 and selected explanatory notes.

The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, in exercise of its specific functions.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited review report of the external auditor, Juan Manuel Gallego Tinto (partner of Price Waterhouse & Co. SRL), dated August 5, 2026, who states that it has been issued in accordance with the International Standards on Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor of the entity", which were adopted as review standards in Argentina by Technical Pronouncement No. 33 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the International Auditing and Assurance Standards Board (IAASB).

As stated in the section "Board Responsibility" of the external auditor's report, the Board of Directors of the Company is responsible for the preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said financial statements, according to the International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing, or production, since these issues are the sole responsibility of the Board of Directors.

Based on our review, with the scope described above, we hereby inform that the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. as of June 30, 2026 consider all significant events and circumstances that are known to us, they arise from the accounting records kept in their formal aspects in accordance with legal regulations, except for the fact that they are pending to be copied in the "Inventory and Balance Sheets" book; and regarding said documents we have no other observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Act No. 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, August 5, 2026.

Patricio A. Martin
By Surveillance Committee